The Real Brokerage to Host Third Quarter 2023 Earnings Conference Call

TORONTO and NEW YORK -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, will release its third quarter 2023 financial results on Thursday, November 9, 2023, before market open.

The Company will subsequently hold a conference call to discuss operating and financial results for the quarter at 11:00 a.m. ET. Investors wishing to join the live call can use the dial-in details provided below. An audio-only webcast of the call will be available on the Investor Relations section of the Company's website at https://investors.onereal.com/ and can also be accessed directly through the link provided below. A replay will be available for one year.

Conference Call Details:
Date:	Thursday, November 9, 2023
Time:	11:00 a.m. ET

Dial-in Number:	North American Toll Free: 888-506-0062
International: 973-528-0011
Access Code:	482869
Webcast:	https://www.webcaster4.com/Webcast/Page/2699/49221

Replay Information:
Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331
Access Code:	49221
Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/49221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's third quarter 2023 earnings call, the release of the financial results and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Ravi Jani
Vice President, Investor Relations and Financial Planning & Analysis
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick

Senior Director, Marketing, Communications & Brand
elisabeth@therealbrokerage.com

201.564.4221